

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2018

Dr. B.B. Sahay
Chairman and Chief Executive Officer
ASI Aviation, Inc.
11921 Freedom Drive
Suite 550
Reston, VA 20190-5667

> **Re:** **ASI Aviation, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 29, 2017**
> **File No. 024-10786**

Dear Dr. Sahay:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part I
Item 2 – Issuer Eligibility

1.   You have checked the box indicating you meet the criteria for eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. You disclose you are a development stage company with a business plan to merge with an unidentified company. We also note from page 23 that your principal use of proceeds from the offering is to engage in acquisitions. Please provide us with your analysis as to why you believe you are eligible to use Regulation A for the proposed transaction. Please refer to Securities Act Rule 251(b)(3).

Part II
Use of Proceeds, page 23

2.   We note your employment agreements and consultant agreements. Please revise your disclosure to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors. Refer to Instruction 2 to Item 6 to Part II of Form 1-A.

Description of Property, page 29

3.   Please include the property in New Delhi you reference on page 33.

Management's Discussion and Analysis of Financial…Results of Operations, page 30

4.   Please disclose your specific plan of operation for the twelve months following the commencement of this offering, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs. Please refer to Item 9(c) to Part II of Form 1-A.

Directors, Officer and Significant Employees, page 35

5.   Please revise to include the table required by Item 10(a) to Part II of Form 1-A.

6.   Please revise the description of Dr. B.B. Sahay's business experience to clarify the following:
   - You state that Dr. Sahay served as President of TeleScience International, Inc., which he transformed into a "public company." We were unable to locate any SEC filings made by TeleScience International, Inc. If TeleScience International, Inc. is or was not a reporting company, please clarify what you mean by "public company." Please also clarify whether this company continues to do business and the nature of the business it conducts or conducted while active.

   - Please clarify the time period during which Dr. Sahay served as CEO of TeleScience International, Inc.

7.   Please revise the description of Mr. Flynn's business experience to clarify the following:

   - Please identify the name of the "aircraft spare parts company" you identify in the first sentence, and describe the nature of this company's business and Mr. Flynn's role there. Please also give the dates that he was engaged in this business.

- We note your disclosure that Mr. Flynn will oversee the "aviation services division" of ASI. Please revise disclosures to explain what this division does or will do, and identify any other divisions the company has or expects to have. We did not see other references to the aviation services division in your offering statement.

- So that investors will better understand Mr. Flynn's business experience, please explain what a "Part 135 and FAR 121 certified air carrier operation" is. Elaborate on the nature of Mr. Flynn's responsibilities there and at Ryan International Airlines and Justice Aviation, LLC.

8. Please revise to include the name of Mr. Silvester's consulting firm.

Compensation of Directors and Executive Officers, page 37

9. We note that you have employment agreements, effective as of January 1, 2016, pursuant to which you pay a base annual salary of $150,000 and $120,000 for Dr. Sahay and Mr. Flynn, respectively and certain bonuses. We also note that you have consultant agreements with your other officers. It does not appear that the compensation for your officers is reflected in this table. Please advise. Please refer to Item 11 to Part II of Form 1-A.

Part III - Exhibits

10. Please file all material contracts in accordance with Item 17 of Form 1-A, including your lease agreement with Colors, contracts with your executive officers, and consulting contracts.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Kate McHale at (202) 551-3464 or me at (202) 551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction